SYT Films LLC

Profit and Loss

January - December 2022

	TOTAL	
	JAN - DEC 2022	**JAN - DEC 2021 (PY)**
Income		
Sales	4,600.73	5,894.98
Total Income	**$4,600.73**	**$5,894.98**
Cost of Goods Sold		
119-00 Production Sound		
119-01 SOUND MIXER	250.00	
Total 119-00 Production Sound	**250.00**	
150-00 Location and Office Expe		3.55
150-50 Location Site Rental		-1,600.00
Total 150-00 Location and Office Expe		**-1,596.45**
366-00 MUSIC		624.72
366-02 COMPOSER/MUSIC LICENSE		3,500.00
366-14 RIGHTS & CLEARANCES		250.00
Total 366-00 MUSIC		**4,374.72**
367-00 VISUAL EFFECTS		2,000.00
367-04 VFX EDITOR		750.00
Total 367-00 VISUAL EFFECTS		**2,750.00**
470-00 MISC. CHARGES		0.00
470-20 CPA EXPENSES	2,224.00	6.21
Total 470-00 MISC. CHARGES	**2,224.00**	**6.21**
475-00 Publicity	43.96	820.61
475-11 Publicist		5,500.00
475-43 Promotional Materials		3,510.99
Total 475-00 Publicity	**43.96**	**9,831.60**
Total Cost of Goods Sold	**$2,517.96**	**$15,366.08**
GROSS PROFIT	**$2,082.77**	**$ -9,471.10**
Expenses		
BANK AND CC FEES	95.00	95.00
Interest	4,644.54	4,671.92
Professional Services & Fees		2,417.50
Purchases	700.00	
Taxes		467.12
Taxes - CA	874.51	1,600.00
Total Expenses	**$6,314.05**	**$9,251.54**
NET OPERATING INCOME	**$ -4,231.28**	**$ -18,722.64**
Other Income		
Other Awards Income	1,025.98	
Total Other Income	**$1,025.98**	**$0.00**
NET OTHER INCOME	**$1,025.98**	**$0.00**
NET INCOME	**$ -3,205.30**	**$ -18,722.64**